EXHIBIT 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

Nine Months Ended September 30, 2005 (unaudited)
Income from continuing operations before income taxes	$63,490

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	5,766
Interest element of rentals	2,784

Total fixed charges	8,550

Earnings before income taxes and fixed charges	$72,040

Ratio of earnings to fixed charges	8.43